EXHIBIT 21.1

Digital Recorders, Inc.

Wholly-Owned Subsidiaries

Unless Otherwise Noted

Subsidiary	Jurisdiction of Incorporation
RTI, Inc.	Texas
Digital Audio Corporation	North Carolina
Transit-Media GmbH	Germany
Twin Vision of North America, Inc.	North Carolina
Mobitec Holding AB	Sweden
DRI Europa AB	Sweden